Exhibit 99.1

Yingli Green Energy Reports First Quarter 2015 Results

BAODING, China, June 5, 2015— Yingli Green Energy Holding Company Limited (“Yingli Green Energy” or the “Company”) (NYSE:YGE), one of the world’s leading solar panel manufacturers, known as “Yingli Solar” or “Yingli”, today announced its unaudited consolidated financial results for the quarter ended March 31, 2015.

First Quarter 2015 Consolidated Financial and Operating Summary

•                      Total net revenues were RMB2,905.8 million (US$468.7 million).

•                      Total photovoltaic (“PV”) module shipments (including shipments for PV systems to the Company’s own downstream PV projects1) were 754.2MW.

•                      Gross profit was RMB410.8 million (US$66.3 million), representing a gross margin of 14.1%. The gross margin on sales of PV modules was 14.8%.

•                      Operating loss was RMB66.4 million (US$10.7 million), representing a negative operating margin of 2.3%.

•                      On an adjusted non-GAAP basis, earnings before interest, tax expenses, depreciation and amortization (“EBITDA”) were RMB199.8 million (US$32.2 million).

•                      Net loss2 was RMB363.2 million (US$58.6 million) and loss per ordinary share and per American depositary share (“ADS”) was RMB2.00 (US$0.32). On an adjusted non-GAAP3 basis, net loss was RMB353.0 million (US$56.9 million) and loss per ordinary share and per ADS was RMB1.94 (US$0.31).

“We are pleased to see that shipments of PV modules in the first quarter of 2015 increased by over 19.6% year over year, marking a historically high record of first quarter growth for the Company. This record growth was highlighted by, among others, robust demand from Japan and emerging markets such as Southeast Asia and Latin America,” commented Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy.

“In the first quarter of 2015 our sales to Japan and the emerging markets performed remarkably well, reflecting a positive trend as the result of our efforts to achieve greater market diversification. Our shipments to Japan increased significantly by over 100% compared to the first quarter of 2014. Meanwhile, shipments to the emerging markets (i.e. markets other than China, Japan, Europe, and the U.S.) accounted for 19% of our total shipments in the first quarter,

1    Revenues were not recognized for internal shipments as required by U.S. GAAP.

2    For convenience purposes, all references to “net loss/income” in this press release, unless otherwise specified, represent “net loss/income attributable to Yingli Green Energy” for all periods presented.

3    All non-GAAP measures other than EBITDA exclude, as applicable, share-based compensation, interest expenses related to the changes in the fair value of the interest rate swap and the amortization of the debt discount, the amortization of intangible assets, inventory provision, impairment of long-lived assets and non-cash provision for inventory purchase commitments. EBITDA excludes interest, tax expenses, depreciation and amortization. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

more than doubling from 9% in the fourth quarter of 2014. In China, the PV industry gained additional momentum in the first quarter of 2015 compared to the same quarter of 2014. We continue to maintain our long-term cooperation with state-owned utility partners in developing our domestic downstream business in China. Our sales performance in the U.S. market experienced a flat quarter as some customers postponed their purchases on the expectations of a lower rate of import duty tariffs that may come into effect soon, and we expect that demand will pick up if the import duty tariffs are reduced as expected during the second half of this year. In Europe, the demand for our products remained stable during this quarter. We have made good progress on our plans to restructure our European operations, and also are planning to reduce our headcounts there by approximately 50% as compared to 2014. Implementation of the plan has been well on track so far.”

“During the first quarter of 2015 our downstream business kept expanding at a steady and reliable rate. We began the construction of 94 MW of utility and distributed generation projects in the first quarter. We have connected to the power grid 128 MW of solar projects, most of which are in China. In addition, we also are actively exploring options to better finance our downstream business and have obtained a RMB300 million credit facility in April which will be used to finance the construction of PV projects. In light of accelerated development of solar projects around the world, we expect to complete and connect to power grids approximately 400-600MW of solar projects by the end of 2015. We also expect to sell roughly half of these 400-600MW of solar projects to third parties in 2015, which will generate cash inflows and improve our balance sheet.”

“We also are pleased to report that, just as we paid in full the principal and interests on medium-term notes of RMB1.2 billion due in May 2015, we are confident to repay on time and in full another tranche of medium-term notes of RMB 1 billion due in October 2015. In the long run, we will continue to reduce our debt exposure through a combination of alternative financing solutions in order to optimize our debt structure and improve our financial condition.” Mr. Miao concluded.

First Quarter 2015 Financial Results

Total Net Revenues

Total net revenues were RMB2,905.8 million (US$468.7 million) in the first quarter of 2015, compared to RMB3,446.5 million in the fourth quarter of 2014 and RMB2,686.8 million in the first quarter of 2014. Total PV module shipments (including 27.5MW shipments for PV systems to the Company’s own downstream PV projects) were 754.2MW in the first quarter of 2015, exceeding the Company’s previous guidance, compared to 939.2MW in the fourth quarter of 2014 and 630.8MW in the first quarter of 2014. Revenues were not recognized for 27.5MW of internal shipments as required by U.S. GAAP.

The decrease in total net revenues in the first quarter of 2015 compared to the fourth quarter of 2014 was mainly due to a smaller amount of shipments in the first quarter of 2015. The decrease in PV module shipments was primarily due to the impact of traditional seasonality in the China market, and was partially offset by an increase in shipments to Japan and other emerging markets, including those in Southeast Asia and South America.

Gross Profit and Gross Margin

Gross profit was RMB410.8 million (US$66.3 million) in the first quarter of 2015, compared to RMB578.7 million in the fourth quarter of 2014 and RMB421.3 million in the first quarter of 2014. The decrease in gross profit from the fourth quarter of 2014 was mainly due to the decrease in total net revenues and the increase in unit manufacturing cost as a result of lower utilization rate of production capacity in the first quarter of 2015.

Gross margin was 14.1% in the first quarter of 2015, compared to 16.8% in the fourth quarter of 2014 and 15.7% in the first quarter of 2014. The decrease in gross margin from the fourth quarter of 2014 to the first quarter of 2015 was mainly due to a lower utilization rate of production capacity in the first quarter of 2015. Gross margin on sales of PV modules was 14.8% in the first quarter of 2015.

Operating Expenses

Operating expenses significantly decreased to RMB477.2 million (US$77.0 million) in the first quarter of 2015 from RMB778.7 million in the fourth quarter of 2014, and compared to RMB550.2 million in the first quarter of 2014. The decrease in operating expenses from the fourth quarter of 2014 to the first quarter of 2015 was mainly due to a reduction in general, administrative and marketing expenses as a result of continuous efforts to manage operating costs, and was partially due to bad debts provisions recognized in the prior quarter in 2014. No specific bad debts provision was made in the first quarter of 2015.

Operating expenses as a percentage of total net revenues were 16.4% in the first quarter of 2015, significantly improved from 22.6% in the fourth quarter of 2014 and 20.5% in the first quarter of 2014.

Operating Loss and Margin

Operating loss was RMB66.4 million (US$10.7 million) in the first quarter of 2015, significantly improved from operating loss of RMB200.0 million in the fourth quarter of 2014 and operating loss of RMB129.0 million in the first quarter of 2014.

Operating margin was negative 2.3% in the first quarter of 2015, steadily improved from negative 5.8% in the fourth quarter of 2014 and negative 4.8% in the first quarter of 2014.

EBITDA

On an adjusted non-GAAP basis, EBITDA (earnings before interest, tax expenses, depreciation and amortization) were RMB199.8 million (US$32.2 million) in the first quarter of 2015, compared to RMB94.2 million in the fourth quarter of 2014 and RMB218.9 million in the first quarter of 2014.

Interest Expense

Interest expense was RMB236.8 million (US$38.2 million) in the first quarter of 2015, decreased from RMB268.4 million in the fourth quarter of 2014 and RMB252.0 million in the first quarter of 2014. The weighted average interest rate was 6.76% in the first quarter of 2015, compared to 6.81% in the fourth quarter of 2014 and 6.42% in the first quarter of 2014.

Foreign Currency Exchange Loss (Gain)

Foreign currency exchange loss was RMB130.6 million (US$21.1 million) in the first quarter of 2015, compared to foreign currency exchange loss of RMB120.4 million in the fourth quarter of 2014 and foreign currency exchange loss of RMB13.8 million in the first quarter of 2014. The increase in foreign currency exchange loss from the fourth quarter of 2014 was mainly due to depreciation of the Euro and Japanese Yen against Renminbi in the first quarter of 2015, and to the fact that the Company had a significant balance of net current assets which are denominated in Euro and Japanese Yen.

Income Tax Expense (Benefit)

Income tax expense was RMB0.5 million (US$0.1 million) in the first quarter of 2015, compared to income tax expense of RMB88.1 million in the fourth quarter of 2014 and income tax benefit of RMB18.6 million in the first quarter of 2014.

Net Loss

Net loss was RMB363.2 million (US$58.6 million) in the first quarter of 2015, compared to RMB550.0 million in the fourth quarter of 2014 and RMB341.8 million in the first quarter of 2014. Loss per ordinary share and per ADS was RMB2.00 (US$0.32), compared to RMB3.03 in the fourth quarter of 2014 and RMB2.18 in the first quarter of 2014.

On an adjusted non-GAAP basis, net loss was RMB353.0 million (US$56.9 million) in the first quarter of 2015, compared to RMB535.1 million in the fourth quarter of 2014 and RMB338.5 million in the first quarter of 2014. Adjusted non-GAAP loss per ordinary share and per ADS was RMB1.94 (US$0.31) in the first quarter of 2015, compared to RMB2.94 in the fourth quarter of 2014 and RMB2.16 in the first quarter of 2014.

Balance Sheet Analysis

As of March 31, 2015, the Company’s cash and cash equivalents had increased to RMB1,140.9 million (US$184.1 million) from RMB1,069.1 million as of December 31, 2014.

As of March 31, 2015, the Company had RMB1,323.2 million (US$213.5 million) in restricted cash, compared to RMB1,332.4 million as of December 31, 2014.

As of March 31, 2015, the Company’s accounts receivable had decreased to RMB4,320.6 million (US$697.0 million) from RMB4,334.0 million as of December 31, 2014. Days sales outstanding were 134 days in the first quarter of 2015, compared to 113 days in the fourth quarter of 2014.

As of March 31, 2015, the Company’s accounts payable had increased to RMB5,617.1 million (US$906.1 million) from RMB5,238.0 million as of December 31, 2014. Days payable outstanding were 203 days in the first quarter of 2015, compared to 164 days in the fourth quarter of 2014.

As of March 31, 2015, the Company’s inventory had decreased to RMB2,020.3 million (US$325.9 million) from RMB2,099.1 million as of December 31, 2014. Inventory turnover days were 73 days in the first quarter of 2015, compared to 66 days in the fourth quarter of 2014.

As of the date of this press release, the Company had approximately RMB6,817 million in unutilized short-term lines of credit and approximately RMB1,243 million in committed long-term facilities that can be drawn down in the near future. From the beginning of 2015 to the date hereof the Company has been able to renew all of its short-term borrowings when due and repaid the mid-term notes in the principal amount of RMB 1.2 billion when they became due in May 2015. The Company is currently exploring financing options to alleviate near-term pressure on the Company’s liquidity and enhance financial flexibility.

Downstream Development in 2015

Currently, the Company has approximately 1.6GW of PV project pipeline at different approval stages across a dozen of provinces in China, and approximately 300MW of PV project pipeline outside China. In the first quarter of 2015, the Company shipped 27.5MW of PV modules to its own PV projects in China.

The Company expects global PV demand to continue to exhibit healthy growth in the remaining three quarters of 2015. The Company expects to ship 400-600MW of PV modules to its own downstream PV projects in 2015. Based on current project construction schedules, the Company expects that 400-600MW of its downstream PV projects will be connected to power grids by the end of 2015.

Business Outlook for Second Quarter and Fiscal Year 2015

Second Quarter of 2015

Based on current market conditions, the Company’s current operating conditions, estimated production capacity and forecasted customer demand, the Company expects its PV module shipments to be in the estimated range of 720MW to 750MW, of which 40MW to 60MW of PV modules will be shipped to the Company’s downstream PV projects for the second quarter of 2015.

Fiscal Year 2015

Based on current market conditions, the Company’s current operating conditions, estimated production capacity and forecasted customer demand, the Company expects its total PV module shipments to be approximately 3.6GW , of which 400-600MW of PV modules will be shipped to the Company’s own downstream PV projects for fiscal year 2015.

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with GAAP, this press release includes certain non-GAAP financial measures of adjusted gross profit, adjusted gross margin, adjusted operating loss, adjusted operating margin, adjusted net income (loss), adjusted diluted earnings (loss) per ordinary share and per ADS and EBITDA, each of which (other than EBITDA) is adjusted to exclude, as applicable, items related to share-based compensation, interest expense related to the changes in the fair value of the interest-rate swap and the amortization of the debt discount, the amortization of intangible assets, inventory provision and non-cash provision for inventory purchase commitments. EBITDA excludes interest, tax expenses, depreciation and amortization. The Company believes excluding these items from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s on-going performance as such items are not directly attributable to the underlying performance of the Company’s business operations and/or do not impact its cash earnings. The Company also believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial information included elsewhere in this press release.

Currency Conversion

Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB6.1990 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board as of March 31, 2015. No representation is intended to imply that these translated Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate. The percentages stated in this press release are calculated based on Renminbi amounts.

Conference Call

Yingli Green Energy will host a conference call and live webcast to discuss these results at 8:00 AM Eastern Standard Time (EST) on June 5, 2015, which corresponds to 8:00 PM Beijing/Hong Kong time on the same day.

The dial-in details for the live conference call are as follows:

• U.S. Toll Free Number: +1-866-519-4004

• International Dial-in Number: +1-845-675-0437

• Passcode: 51483678

A live and archived webcast of the conference call will be available on the Investors section of Yingli Green Energy’s website at www.yinglisolar.com. A replay will be available shortly after the call on Yingli Green Energy’s website for 90 days.

A replay of the conference call will be available until June 13, 2015 by dialing:

• U.S. Toll Free Number: +1-855-452-5696

• International Dial-in Number: +1-646-254-3697

• Passcode: 51483678

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as “Yingli Solar” or “Yingli”, is one of the world’s leading solar panel manufacturers. Yingli Green Energy’s manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and solar panel assembly. Headquartered in Baoding, China, Yingli Green Energy has more than 30 regional subsidiaries and branch offices and has distributed more than 13 GW solar panels to customers worldwide. For more information, please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Qing Miao

Vice President of Corporate Communications

Yingli Green Energy Holding Company Limited

Tel: +86 312 8929787

Email: ir@yingli.com

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	December 31, 2014	March 31,2015
	RMB	RMB	US$
ASSETS
Current assets:
Cash and restricted cash	2,401,458	2,464,129	397,504
Accounts receivable, net	4,334,023	4,320,560	696,977
Inventories	2,099,082	2,020,290	325,906
Prepayments to suppliers	926,165	847,193	136,666
Prepaid expenses and other current assets	1,563,569	1,941,446	313,187
Total current assets	11,324,297	11,593,618	1,870,240

Long-term prepayments to suppliers	721,651	668,808	107,890
Property, plant and equipment, net	12,110,794	11,687,807	1,885,434
Project assets	1,369,662	1,619,613	261,270
Land use rights	603,514	604,608	97,533
Intangible assets	58,610	58,547	9,445
Investment in and advances to affiliates	423,301	443,100	71,479
Other assets	496,621	476,522	76,871
Total assets	27,108,450	27,152,623	4,380,162

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term debt	10,112,055	9,752,969	1,573,313
Accounts payable	5,237,989	5,617,102	906,130
Other current liabilities and accrued expenses	2,726,682	3,109,849	501,670
Total current liabilities	18,076,726	18,479,920	2,981,113

Long-term debt, excluding current portion	2,858,153	2,861,665	461,633
Medium-term notes	1,713,308	1,700,000	274,238
Accrued warranty cost, excluding current portion	707,525	715,627	115,442
Other liabilities	2,451,057	2,469,105	398,307
Total liabilities	25,806,769	26,226,317	4,230,733

Shareholders’ equity:
Ordinary shares	13,791	13,791	2,225
Additional paid-in capital	7,234,810	7,244,999	1,168,737
Treasury stock	(127,331)	(127,331)	(20,541)
Accumulated other comprehensive income	312,110	323,332	52,159
Accumulated deficit	(7,650,744)	(8,015,574)	(1,293,043)
Total deficit attributable to Yingli Green Energy	(217,364)	(560,783)	(90,463)
Non controlling interests	1,519,045	1,487,089	239,892
Total shareholders’ equity	1,301,681	926,306	149,429
Total liabilities and shareholders’ equity	27,108,450	27,152,623	4,380,162

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Statements of Comprehensive Income

(In thousands, except for share, ADS, per share and per ADS data)

	Three months ended
	March 31, 2014	December 31, 2014	March 31, 2015
	RMB	RMB	RMB	US$
Net revenues:
Sales of PV modules	2,541,831	3,208,441	2,682,294	432,698
Sales of PV systems	23,963	55,221	62,507	10,083
Other revenues	120,964	182,849	160,955	25,965
Total net revenues	2,686,758	3,446,511	2,905,756	468,746
Cost of revenues:
Cost of PV modules sales	(2,113,966)	(2,688,151)	(2,284,443)	(368,518)
Cost of PV systems sales	(19,632)	(42,302)	(54,244)	(8,750)
Cost of other revenues	(131,897)	(137,325)	(156,230)	(25,203)
Total cost of revenues	(2,265,495)	(2,867,778)	(2,494,917)	(402,471)
Gross profit (loss)	421,263	578,733	410,839	66,275
Selling expenses	(195,857)	(303,123)	(208,263)	(33,596)
General and administrative expenses	(222,384)	(264,038)	(134,915)	(21,764)
Research and development expenses	(131,981)	(211,579)	(134,058)	(21,626)
Total operating expenses	(550,222)	(778,740)	(477,236)	(76,986)
Income(Loss) from operations	(128,959)	(200,007)	(66,397)	(10,711)
Other income (expense):
Interest expense	(251,986)	(268,399)	(236,820)	(38,203)
Interest income	2,997	14,065	5,427	875
Foreign currency exchange gains (losses)	(13,754)	(120,446)	(130,632)	(21,073)
Other income	12,450	53,834	36,141	5,834
Loss before income taxes	(379,252)	(520,953)	(392,281)	(63,278)
Income tax (expense) benefit	18,577	(88,119)	(500)	(81)
Net loss	(360,675)	(609,072)	(392,781)	(63,359)
Less: Loss attributable to the non controlling interests	18,917	59,026	29,609	4,776
Net loss attributable to Yingli Green Energy	(341,758)	(550,046)	(363,172)	(58,583)
Weighted average shares and ADSs outstanding
Basic and diluted	156,722,968	181,763,770	181,763,770	181,763,770

Loss per share and per ADS
Basic and diluted	(2.18)	(3.03)	(2.00)	(0.32)

Net loss	(360,675)	(609,073)	(392,781)	(63,359)
Other comprehensive income (loss)
Foreign currency exchange translation adjustment, net of nil tax	(14,630)	19,750	11,768	1,898
Cash flow hedging derivatives, net of nil tax	(9,370)	(3,007)	431	70
Comprehensive loss	(384,675)	(592,329)	(380,582)	(61,394)
Less: Comprehensive loss attributable to the non controlling interest	13,889	63,517	28,632	4,616
Comprehensive loss attributable toYingli Green Energy	(370,786)	(528,812)	(351,950)	(56,775)

Reconciliation of Non-GAAP measures to GAAP measures

	Three months ended
	March 31, 2014	December 31, 2014	December 31, 2015
	RMB	RMB	RMB	US$
Non-GAAP loss attributable to Yingli Green Energy	(338,539)	(535,070)	(352,982)	(56,942)
Share-based compensation	(3,110)	(10,769)	(10,190)	(1,641)
Inventory provision	—	(4,208)	—	—
Net loss attributable to Yingli Green Energy	(109)	(550,048)	(363,172)	(58,583)
Non-GAAP diluted loss per share and per ADS	(341,758)	(2.94)	(1.94)	(0.31)
Diluted loss per share and per ADS	(2.16)	(3.03)	(2.00)	(0.32)

Reconciliation of EBITDA measures to income before income tax & minority interest measures

	Three months ended
	March 31, 2014	December 31, 2014	March 31, 2015
	RMB	RMB	RMB	US$
Loss before income taxes and non-controlling interest	(379,252)	(520,953)	(392,281)	(63,278)
Interest expense	251,986	268,399	236,820	38,203
Interest income	(2,997)	(14,065)	(5,427)	(875)
Depreciation	343,590	355,576	355,570	57,359
Amortization for land use rights and intangible assets	5,576	5,252	5,140	826
EBITDA	218,903	94,209	199,822	32,235